JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

[redacted]

05010523

8th August 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press release issued on 8th August 2005 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Mr Brian Keelan

8th August 2005 – Jardine Matheson Holdings Limited today announced that Mr Brian Keelan, Group Strategy Director, has died suddenly on 6th August 2005 while on holiday in England. Mr Keelan joined Jardine Matheson in 2001 after a career in investment banking and was an executive of the Group management company based in Hong Kong.

Mr Percy Weatherall, Managing Director of Jardine Matheson, said "Brian's death has come as a great shock to us all. He made a significant contribution to Jardines and will be greatly missed. We offer our deepest condolences to his wife, Araceli, and his two sons."

Mr Keelan was a director of Group companies Jardine Matheson Holdings Limited, Jardine Strategic Holdings Limited, Hongkong Land Holdings Limited, Dairy Farm International Holdings Limited, Mandarin Oriental International Limited, Jardine Cycle & Carriage Limited and MCL Land Limited, and a commissioner of PT Astra International Tbk and PT Bank Permata Tbk. He was also chairman of the City Disputes Panel in London.

With a broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the Region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking.

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For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

GolinHarris
John Morgan (852) 2501 7939

This and other Group announcements can be assessed through the Internet at 'www.jardines.com'.